Mail Stop 4561

November 23, 2007

David LaDuke
Chairman and Chief Executive Officer
Sputnik, Inc.
650 5th Street, Suite 303
San Francisco, CA 94107

Re: Sputnik, Inc.
Preliminary Information Statement on Schedule 14C filed November 16,
2007
File No. 0-52366

Dear Mr. LaDuke:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary UInformation Statement on Schedule 14C

General

1.   Provide a detailed analysis in your response letter as to whether your proposed transaction satisfies the five conditions specified in Section 4.A of Staff Legal Bulletin No. 4. In this respect, it appears that your proposed disclosure document

fails to provide adequate information about the subsidiary-spinee. See Section 4.B.3 of Staff Legal Bulletin No.4.

2.   Please revise your disclosure to address the requirements of Item 14 of Schedule 14A.

3.   Please more fully explain why a spin-off transaction was selected to yield an entity that is no longer an SEC reporting company. Discuss whether other means of terminating the spinner's reporting obligations were considered. For example, explain why you chose the proposed transaction instead of terminating the spinner's reporting obligations by filing a Form 15.

Summary Term Sheet

Related Parties, page 4

4.   Please revise your disclosure to indicate that the shares of Laika received by Mr. LaDuke will be subject to the provisions of Rule 144. See Section 7 of Staff Legal Bulletin No. 4.

"Q. Why is Sputnik Proposing the Amendments…", page 6

5.   Please consider revising the first sentence of your answer (and the similar sentence on page 13) as it appears there is information missing.

Outstanding Voting Stock of the Company, page 10

6.   Please revise your disclosure to state that the company currently has 14,763,919 (rather than 50,000,000) shares of common stock outstanding.

Proposal Two – Reverse Split

Proportionate Reduction of Authorized Shares, page 13

7.   As the number of authorized shares of common stock will remain the same, your reverse stock split will increase the number of shares of common stock available for issuance. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or other plans or proposals. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. Please include a table

> illustrating the effective change in available authorized capital as a result of the reverse stock split. Such a table will assist in illustrating the effective increase in available authorized capital notwithstanding the fact that the number of shares of authorized capital will remain the same.

8. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Determination of Reverse Split Ratio, page 13

9. Please expand your disclosure to describe the factors that the Board of Directors will consider in setting the ratio for, or deciding to delay or abandon, the reverse split. In your response letter, explain to us, with reference to the statutory provisions of Nevada law regarding procedures to be followed to amend the articles of incorporation, whether it is permissible for shareholders to approve a resolution delegating to management the discretion to implement a reverse split. In particular, address whether the statute requires shareholder approval of an amendment to the articles that has been adopted by the Board of Directors.

Effect on Registered Certificated Shares, page 14

10. We note your statement at the bottom of page 14 that after the reverse split, shareholders will receive new certificates representing the number of "whole shares" of common stock of Sputnik, Inc. into which their shares of common stock have been converted. Please clarify what, if anything, shareholders will be entitled to in lieu of fractional shares. Specifically address the situation of shareholders who may currently own a number of shares that, after the reverse split, will equal less than one whole share.

Rights of Dissenting Shareholders

"This dissenter's notice will:", page 19

11. Please modify the text in the third bullet to more clearly state that the dissenting notice will require that the shareholder certify whether or not he or she acquired beneficial ownership of the shares prior to date the disposal of assets was first publicly announced.

"After you have received a dissenter's notice…", page 19

12.   NRS Section 92A.440 does not appear to require that the shareholder demand payment through delivery of the payment demand form or other comparable means. Please explain the grounds for requiring dissenting shareholders to demand payment in such manner or revise the first bullet under this section accordingly.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

David LaDuke
Sputnik, Inc.
November 23, 2007
Page 5

You may contact Matthew Crispino at (202) 551-3456 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

<u>Via Facsimile (813) 832-5284</u>
Michael T. Williams, Esq.
Williams Law Group, P.A.
Telephone: (813) 831-9348